Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

ROUGE RESOURCES LTD.
(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR NINE MONTHS ENDED OCTOBER 31, 2013
(Stated in Canadian Dollars)

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

ITEM 1.1 DATE AND INTRODUCTION

This Management Discussion and Analysis (“MD&A”) was prepared as of December 10, 2013 and authorized for issuance by the directors of the Company effective on this date. This report should be read in conjunction with both the condensed interim financial statements and notes for the nine months ended October 31, 2013 and the audited financial statements and notes for the year ended January 31, 2013. It focuses on events and activities that affected the Company during the nine months ended October 31, 2013 and to the date of this report.

The financial information contained herein is stated in Canadian dollars and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, they comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” The Company (“We”) was incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, the Company’s name was changed to “Rouge Resources Ltd”. Our registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2.

We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Prior to August 30, 2012, our common shares were quoted OTC:BB in the United States under the symbol ROUGF and now, effective on this date, are also listed for trading on the TSX Venture Exchange under the symbol ROU.

At October 31, 2013, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2013 – 44,633,171) of which 3,789,600 shares are held in escrow, subject to release under regulatory approval.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information on the Company is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Description of business

The Company is a Vancouver-based junior mineral exploration company engaged in the business of acquiring, exploring, evaluating and, if warranted, developing mineral resource properties in Canada. No revenue has been generated since inception and there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

We hold a 100% interest in sixteen claims in the Thunder Bay Mining District of North Central Ontario area called the Dotted Lake Property, which has been the only focus of our exploration activities to date. In addition, we have an exclusive option agreement to acquire 100% of the mineral interests in two claims adjacent to Dotted Lake called the Lampson Lake Property. We continue to monitor claims in North-Central Ontario and plan to make additional acquisitions in this and other areas when and if the claims are considered to be strategic or otherwise beneficial to the Company.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

ITEM 1.2 OVERALL PERFORMANCE

During the nine months ended October 31, 2013, the Company reported a net and comprehensive loss of $146,997 compared to a net and comprehensive loss of $166,004 for the same period last year. In addition, we spent $22,434 on our acquisition, exploration and evaluation assets during this nine month period to keep the claims in good standing ($55,695 for the same period last year).

Management continues to defer any sizable exploration expenditures on the Dotted Lake Property due to the continuation of challenging economic circumstances for junior mineral exploration companies over the last number of years.

Acquisition, exploration and evaluation assets

			Total for Nine	Total for
	North-Central Ontario		months ended	year ended
	Dotted Lake	Lampson	October 31,	January 31,
	mining	Lake mining	2013	2013
	Claims	claims		(audited)

Property acquisition costs
Balance, beginning	$24,607	$37,033	$61,640	$36,294
Additions	-	12,500	12,500	25,346
Balance, ending	24,607	49,533	74,140	61,640

Exploration and evaluation costs
Balance, beginning	206,934	-	206,934	176,585
Additions
Field and camp costs			-	21,477
Geological consulting and reporting			-	3,488
Geo-referencing	9,934		9,934	-
Project administration			-	3,606
Soil sample analysis			-	1,778
	9,934	-	9,934	30,349
Balance, ending	216,868	-	216,868	206,934

Total balance, ending	$241,475	$49,533	$291,008	$268,574

The original Dotted Lake Property consisted of one claim acquired by the Company in 2001 which was allowed to lapse in 2002 then was re-staked by the Company in March 2003 at a cost of $4,206. In October 2009, the Company expanded its 100% interest in this Property from a single claim to ten claims at a cost of $11,055. During the year ended January 31, 2013, the Company paid $9,346 for staking six additional claims bringing the total of Dotted Lake property acquisition costs to $24,607. The Company now has sixteen claims in the Dotted Lake area plus an option to purchase the two adjacent Lampson Lake claims described below.

In response to the new GPS standards for unpatented claims issued in the current year by the Ontario Ministry of Northern Development and Mines, the Company expended $9,934 to provide upgraded geo-referenced location information on its Dotted Lake claims during the quarter ended July 31, 2013 bringing the total of exploration and evaluation costs to $216,868.

On April 20, 2010, the Company entered into an option to purchase agreement for two claims adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totalling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid during the current fiscal year on April 20, 2012; and a final payment of $25,000 on April 20, 2013.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

However on March 1, 2013, the Company agreed with the optionors to split the final payment into two equal amounts of $12,500. The first was paid on April 20, 2013 and the second is payable on April 20, 2014.

In anticipation of meeting the final payment schedule, title was transferred to the Company during the year ended January 31, 2012. However, beneficial interest in the property will not be transferred until the final option payment of $12,500 is made on or before April 20, 2014.

These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious metals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optioners for $1,000,000 and to buy back three-quarters of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000.

The Company continues to monitor claims in both of these areas and plans to make additional acquisitions in these and other areas when and if the claims are considered to be strategic or otherwise beneficial to the Company.

Although our work on the Dotted Lake Property in the past three years has identified some gold mineralization hosted in sulphide rich shear bands in granitoid rock, there is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant additional financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

ITEM 1.3 SELECTED FINANCIAL INFORMATION

The following table summarizes selected information from the Financial Statements as follows:

	Nine Months Ended October 31,		Year Ended
	2013	2012	January 31, 2013
FINANCIAL POSITION
Total Assets	$446,730	$717,279	$584,877
Total Liabilities	$98,875	$141,885	$90,025
Accumulated Deficit	$(3,659,092)	$(3,438,841)	$(3,512,095)

OPERATIONS
Total Revenues	Nil	Nil	Nil
Net and comprehensive loss	$(146,997)	$(166,004)	$(239,258)
Comprehensive Loss per share	$(0.00)	$(0.00)	$(0.01)

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

ITEM 1.4 RESULTS OF OPERATIONS

The following table summarizes the results of operations from the Statements of Comprehensive Loss as follows:

	Three months ended		Nine months ended		Year ended
	October 31,		October 31,		January 31,
	2013	2012	2013	2012	2013
					(audited)

Expenses
Amortization	$194	$194	$582	$582	$776
Consulting fees	2,800	-	5,800	-	5,670
Listing application exp.	-	(5,167)	403	60,506	62,601
Management fees	15,000	15,000	45,000	45,000	60,000
Office admin and travel	16,440	8,510	57,885	28,318	44,506
Professional fees	3,687	14,759	16,213	19,800	47,705
Transfer agent/ filing fees	3,861	2,288	21,114	11,798	18,000

Net and comprehensive loss	$(41,982)	$(35,584)	$(146,997)	$(166,004)	$(239,258)

Loss per share
– basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Weighted average number of shares outstanding
– basic and diluted	44,633,171	43,395,084	44,633,171	41,515,361	42,299,073

The Company is in the exploration stage and has not generated any revenues since inception.

Nine months ended October 31, 2013

A net and comprehensive loss of $146,997 was recorded for nine months ended October 31, 2013, versus $166,084 for the same period last year. This $19,007 decrease in net and comprehensive loss resulted from the following:

  $5,800 increase in consulting fees for business planning purposes, not applicable last year
  $60,103 decrease in listing application fees and expenses following regulatory approval for company shares to begin trading on the TSX-V effective April 25, 2012
  $29,567 increase in office administration and travel expenses mainly due to higher cost of doing business this year compared to relatively low expenses last year.
  $3,587 decrease in professional fees (legal, audit and accounting) due to higher legal and accounting fees following year end under accrual at January 31, 2013.
  $9,316 increase in transfer agent and filing fees due to payment of sustaining fees now required by regulatory authorities following acceptance of the listing application on the TSX-V Exchange during year ended January 31, 2013

Three months ended October 31, 2013

For three months ended October 31, 2013, a net and comprehensive loss of $41,982 was reported versus a net and comprehensive loss of $35,584 for the same period last year. This $6,398 increase in net and comprehensive loss resulted from the following:

  $2,800 increase in consulting fees for business planning purposes, not applicable last year

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

  $5,167 increase in listing application fees and expenses entirely due to a credit adjustment last year since no expenses this year following regulatory approval for stock to trade on TSX-V on April 25, 2012
  $7,930 increase in office administration and travel expenses due to lower cost of doing business this quater compared to last year.
  $11,072 decrease in professional fees (legal, audit and accounting) primarily due to much lower legal and accounting fees this quarter and an under accrual for this quarter last year.
  $1,573 increase in transfer agent and filing fees due to modest increase in spend this quarter this year compared to last year

ITEM 1.5 SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for the eight most recently completed quarters:

	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr
	ended	ended	ended	ended	ended	ended	ended	ended
	Oct. 31 12	July 31 13	Apr. 30 13	Jan. 31 13	Oct. 31 12	July 31 12	Apr. 30 12	Jan. 31 12
Total revenues	Nil	Nil	Nil	Nil			Nil	Nil
Net and comprehensive loss	($41,982)	($47,429)	($57,586)	($73,254)	(35,584)	($41,774)	($88,646)	($83,074)
Loss per share	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.01)	($0.01)
Operating cash flow (Deficiency)	($42,345)	($60,411)	($68,177)	($30,048)	(164,545)	$14,803	($80,635)	($66,515)

Our comprehensive losses are fairly consistent from quarter to quarter being comprised mainly of management fees, professional fees, office administration and transfer agent & filing fees. However, the two quarters ended January 31, 2012 and April 30, 2012 show greater losses than average due to the legal, agency and regulatory fees/ expenses incurred regarding the listing application accepted for filing on the TSX-V Exchange effective April 25, 2012.The positive operating cash flow for quarter ended July 31, 2012 arose from deferring payment of accounts payable pending completion of a private placement during quarter ended October 31, 2012. Once received, the funds were used to pay down the payables which created a significant operating cash flow deficiency in the quarter ended October 31, 2012.

ITEM 1.6 LIQUIDITY

The following table summarizes the Company’s working capital position as follows:

	As at	October 31,	As at
Working Capital	2013	2012	January 31, 2013

Current assets	$147,593	$439,800	$307,592
Current liabilities	(98,875)	(141,885)	(90,025)

Working capital (deficiency)	$148,718	$297,915	$217,567

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

During the nine months ended October 31, 2013, working capital decreased to $148,718 from $217,567 at January 31, 2013. This $68,849 decrease was due to on-going operating losses and capital expenditures on acquisition, exploration and evaluation assets.

The current assets at October 31, 2013 include cash of $146,990 (January 31, 2013 - $301,845) and value-added tax receivable of $603 (January 31, 2013 - $4,122). The current liabilities at October 31, 2013 include $9,221 of trade payables & accrued liabilities (January 31, 2012 - $38,883), $39,676 of loan payable (January 31, 2013 – $39,676), and $49,978 of related party payables (January 31, 2013 -$11,466).

The following table summarizes the Company’s cash flows as follows:

	Nine Months Ended October 31,		Year Ended
Cash Flows	2013	2012	January 31, 2013
Net cash used in operating activities	$(170,933)	$(230,377)	$(260,425)
Net cash used in investing activities	(22,434)	(55,695)	(55,695)
Net cash provided by financing activities	38,512	694,925	600,142
Increase (decrease) in cash	$(154,855)	$408,853	$284,022
Cash, beginning	301,845	17,823	17,823
Cash, end	$146,990	$426,676	$301,845

At October 31, 2013, the Company’s cash position was $146,990 compared to $301,845 at January 31, 2013. The $154,855 use of cash for the nine months ended October 31, 2013 (“2013 period”) and the $408,853 source of cash for the same period last year (“2012 period”) resulted from the following cash flow activities:

(i)Net cash used in operating activities of $170,933 in the 2013 period and $230,377 in 2012 period was due in both periods to on-going operating losses adjusted for changes in non-cash working capital items.

(ii)Net cash used in investing activities of $22,434 in the 2013 period and $55,695 in 2012 period was due to a combination of on-going expenditures under the option agreement to purchase the Lampson Lake Property and expenditures to keep the Dotted Lake Property in good standing with the Ontario Ministry of Northern Development and Mines.

(iii)Net cash provided by financing activities of $38,512 in the 2013 period was due exclusively to partial funding of operating expenses by related parties. The $694,925 of cash provided in the 2012 period was due to partial funding of operating expenses by related parties prior to substantial completion of two private placement financings for net proceeds of $850,082 after share issue costs on August 28, 2012.

ITEM 1.7 CAPITAL RESOURCES

Share Capital

Authorized share capital
Unlimited number of common shares without par value.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

Issued share capital
At October 31, 2013, there were 44,633,171 issued and fully paid common shares outstanding (January 31, 2013 – 44,633,171) of which 3,789,600 shares are held in escrow. These shares continue to be subject to a timed semi-annual release of 947,400 shares on August 29 and March 1 each year until the last release date of August 29, 2015 in accordance with escrow agreement dated and amended January 25, 2012 and January 17, 2013 respectively as approved by the TSX-V Exchange.

Basic and diluted loss per share
The calculation of basic and diluted loss per share for nine months ended October 31, 2013 was based on the net and comprehensive loss attributable to common shareholders of $146,997 (October 31, 2012 -$166,004) and the weighted average number of common shares outstanding of 44,633,171 (October 31, 2012 - 41,515,361).

Stock options
The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.10 per share In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

At October 31, 2013, the Company had no issued or outstanding stock options.

Share purchase warrants
The changes in warrants outstanding during the nine months ended October 31, 2013 and year ended January 31, 2013 are as follows:

	Nine months ended		Year ended
	October 31, 2013		January 31, 2013

	Number of	Exercise	Number of	Exercise
	warrants	price	warrants	price

Balance, beginning	4,068,000	$0.40	30,000,000	$0.10
Warrants issued			4,068,000	0.40
Warrants expired	(4,068,000)		(30,000,000)	-

Balance, ending	-	$0	4,068,000	$0.40

On exercise, each warrant allows the holder to purchase one common share of the Company with expiry date of August 28, 2013. Accordingly, there are no share purchase warrants outstanding at October 31, 2013.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. Although two private placements were completed in late August 2012 raising net proceeds to date of $850,052 after share issue costs, there is no assurance that additional financing will be available when needed in the future nor, if available, on reasonable commercial terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

To a significant extent, our ability to continue raising capital is affected by trends and uncertainties beyond our control. These include general economic conditions, the market prices for precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as zinc, gold, copper and platinum fall or if results from planned exploration programs are unsuccessful.

ITEM 1.8 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ITEM 1.9 TRANSACTIONS WITH RELATED PARTIES

Related party payables included in the Statements of Financial Position are as follows:

	As at October 31,		As at January 31,
	2013	2012	2013
			(audited)

Payable to Company directors and companies controlled by directors	$49,978	$98,961	$11,466

These amounts are non-interest bearing and unsecured with no fixed term of repayment.

Related party transactions with directors and companies controlled by directors included in the Statements of Comprehensive Loss are as follows:

	Nine months ended		Year ended
	October 31,		January 31,
	2013	2012	2013
			(audited)
Consulting fees	$2,800	$-	$15,000
Management fees	45,000	45,000	52,500
Office rent	22,500	22,500	30,000
Professional fees	7,757	9,950	15,806

	$78,057	$77,450	$110,822

These transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

Key management personnel compensation included in the Financial Statements is as follows:

	Nine months ended		Year ended
	October 31,		January 31,
	2013	2012	2013
			(audited)
Consulting fees	$-	$-	$15,000
Management fees	45,000	45,000	52,500
Professional fees	7,757	9,950	15,806
Consulting fees capitalized to acquisition, exploration and evaluation assets	-	-	11,000

	$52,757	$54,950	$94,306

ITEM 1.10 FOURTH QUARTER ENDED JANUARY 31, 2014

Not applicable at this time.

ITEM 1.11 SUBSEQUENT AND PROPOSED TRANSACTIONS

Nothing material at this time.

ITEM 1.12 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Basis of preparation
These condensed interim financial statements have been prepared on an accrual basis; are based on historical costs, modified where applicable; and are presented in Canadian dollars unless otherwise noted.

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include: the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, recoverability and measurement of deferred tax assets, and provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments
The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates and assumptions, in applying accounting policies. The most significant judgments in preparing the Company’s financial statements include:

  Assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty; and

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

  Classification / allocation of expenditures as exploration and evaluation assets or operating expenses.

ITEM 1.13 CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies during the current year. However, new accounting standards issued but not yet effective are as follows:

New standard IFRS 9 “Financial Instruments”
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

New standard IFRS 11 “Joint Arrangements”
This new standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

New standard IFRS 12 “Disclosure of Interests in Other Entities”
This new standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

ITEM 1.14. FINANCIAL INSTRUMENTS, FINANCIAL RISK MANAGEMENT AND CAPITAL MANAGEMENT

As at October 31, 2013, the Company’s financial instruments consisted of cash on hand, credit card security deposit, accounts payable, loan payable and related party payables.

The Company is exposed in varying degrees to financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling & reporting structures. The type of risk exposure and the way in which such exposure is managed by the Company is as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts and its credit card deposit. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company’s secondary exposure to risk is on its harmonized sales tax refundable which is minimal since it is recoverable from the Canadian Government.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company attempts to ensure there is sufficient access to funds to meet on-going business requirements, taking into account its current cash position and potential funding sources.

Historically, the Company's source of funding has been either the issuance of equity securities for cash through private placements or advances from directors and officers. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant funding from these sources.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company only operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Commodity Price Risk
The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of precious metals. The Company closely monitors commodity prices to determine the most appropriate course of action.

Capital Management
The Company's policy is to maintain a sufficient capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its mineral properties and to sustain future development of the business. The capital structure of the Company consists of share capital and working capital. There were no changes in the Company's approach to capital management during the year and the Company is not subject to any restrictions on its capital.

Classification of financial instruments
Financial assets included in the Statements of Financial Position are as follows:

	As at October 31,		As at January 31,
	2013	2012	2013
			(audited)
Fair value through profit or loss:
Cash	$146,990	$426,676	$301,845
Credit card security deposit	6,900	6,900	6,900

	$153,890	$433,576	$308,745

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

Financial liabilities included in the Statements of Financial Position are as follows:

	As at October 31,		As at January 31,
	2013	2012	2013
			(audited)
Non-derivative financial liabilities:
Trade payables	$5,961	$2,648	$17,958
Loan payable	39,676	39,676	39,676
Related party payables	49,978	98,961	11,466

	$95,615	$141,285	$69,100

Fair value
The fair value of the Company’s financial assets and liabilities approximate the carrying amounts. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments classified as Level 1 are cash and credit card deposit.

ITEM 1.15 OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Conflicts of interest
The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding on terms with respect to the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (BC) (“Corporations Act”) dealing with conflict of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith, and in the best interest of the Company.

Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to regulatory requirements is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

Our CEO and CFO have evaluated the disclosure controls and procedures over financial reporting for the period and have concluded they are operating effectively notwithstanding the inherent weakness of a small company having a very small staff. This lack of segregation of duties is overcome by heavy reliance on senior management and directors during the review and approval process along with the annual statutory audit.

Business and Regulatory Risks
We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations so no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that senior management and the Board of Directors believe to be in the Company’s best interest, increased fees for statutory filings, and the introduction of increasingly more complex reporting requirements which must be complied with in order to maintain our public company position.

Rouge Resources Ltd.
Management Discussion and Analysis
Nine Months Ended October 31, 2013

Cautionary note regarding forward-looking statements
This Management Discussion and Analysis may contain certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the following: a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.